AUDREY L. CHENG
Assistant Vice President, Counsel
Office: (949) 219-3202
Fax: (949) 219-3706
E-mail: Audrey.Cheng@PacificLife.com
April 25, 2012
VIA EDGAR
Deborah Skeens, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
File Nos. 033-13954 and 811-05141
Dear Ms. Skeens:
This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on February 3, 2012, concerning post-effective amendment No. 86 to the Pacific Select Fund (the “Registrant”) registration statement on Form N-1A (the Prospectus (“Prospectus”) and Statement of Additional Information (“SAI”)), which was filed on January 6, 2012 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below are the staff comments followed by the Registrant’s responses.
General Comments:
1.	Comment: Please provide the Tandy Representations that the Registrant customarily makes.
Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.
Prospectus Comments:
1.	Comment: Defined Terms: Please revise the defined term “portfolio” to be consistent with the defined term in the SAI, as it is lower case on the cover sheet and Prospectus and upper case (“Portfolio”) in the SAI.
Response: The Registrant believes that use of the term “Portfolio” or “portfolio” to refer to an individual series of the Registrant is clear to readers and consistent with plain English principles. Accordingly, we respectfully decline to make the requested change.

2.	Comment: Derivatives: please review each portfolio’s use (whether direct or indirect) and disclosure of derivatives instruments in accordance with the the July 30, 2010 letter from Barry D. Miller to Karrie McMillan (“ICI letter”) on derivatives to ensure that each portfolio’s disclosure is appropriately tailored for each portfolio.
Response: The Prospectus disclosure regarding derivatives has been reviewed and reflects the guidance provided in the ICI letter.
3.	Comment: Emerging Markets Debt Portfolio: The portfolio states that it invests at least 80% of its assets in debt instruments that are economically tied to emerging market countries, which may be represented by instruments such as derivatives, but the only derivatives named in the principal investment strategies are foreign currency forwards and currency swaps. Please tailor the disclosure to relate more specifically to foreign currency forwards and currency swaps.
Response: The 80% policy acknowledges that investments reflecting the portfolio’s name may include derivatives as well as securities. It is not intended to convey more particularly the specific types of derivatives in which the portfolio will invest. Within the principal investment strategies section, however, there is disclosure of the types of investments that are currently expected to be used as a part of the portfolio’s principal strategies, including foreign currency forwards and currency swaps. Accordingly, we respectfully decline to make the requested change.
4.	Comment: All Pacific Dynamix Portfolios: General:
(a)	Principal Risks from holdings in Underlying Portfolios: Please include derivatives risk as the disclosure on pp. 94-105 states that Underlying Portfolios, in which the Pacific Dynamix Portfolios invest, may seek investment exposure through derivatives.

Response: None of the Underlying Portfolios currently intends to use derivatives as a part of its principal strategies. Accordingly, the disclosure referenced on pp. 94-105 stating that the Underlying Portfolios may seek investment exposure through derivatives has been deleted.

(b)	Fee Table: Please briefly describe in footnote 1 to each fee table that the reimbursement described in this footnote is subject to recapture by the investment adviser, as described in the “Additional Information about Fees and Expenses” section on p.192.

Response: The Prospectus has been amended accordingly.
5.	Comment: Risk / Return Summary Section: General:
(a)	Expense Example: For portfolios that disclose a fee waiver and/or expense reimbursement in the fee table, please confirm that the corresponding expense example discloses such fee waiver and/or expense reimbursement only for the period of time such waiver/reimbursement is in effect, including particularly for the Portfolio Optimization and Pacific Dynamix Portfolios.

Response: The Registrant confirms that the expense examples reflect contractual fee waivers and/or expense reimbursements only for the current terms of such waivers and/or reimbursements.

(b)	Expense Example: Please revise the table heading to note also that the expenses apply if the contract owner does not sell/redeem shares of the portfolio.

Response: The Prospectus has been amended accordingly.

(c)	Redemption Risk: Please disclose this as a risk for the Underlying Portfolios of the Pacific Dynamix Portfolios, or explain supplementally why this disclosure is not appropriate.

Response: Because the Underlying Portfolios of the Pacific Dynamix Portfolios are not available for direct investment, but rather are only available for investment by fund-of-funds, we believe adding this disclosure is unnecessary.

(d)	Index Sampling Risk: Please revise the risk disclosure to relate to a specific portfolio. The risk disclosure currently refers to the “Fund,” which is defined to mean Pacific Select Fund.

Response: The Prospectus has been amended accordingly.

(e)	Index Sampling Risk: The PD Large-Cap Growth Index Portfolio, PD Large-Cap Value Index Portfolio, PD Small-Cap Growth Index Portfolio and PD Small-Cap Value Index Portfolio, each of which has “index” in its name, do not disclose this risk while PD Aggregate Bond Index Portfolio and PD High Yield Bond Market Portfolio do. Please explain supplementally why these portfolios do not disclose this risk.

Response: Index sampling risk is disclosed as a principal risk of the PD Aggregate Bond Index Portfolio and PD High Yield Bond Market Portfolio because the manager of each of these portfolios does not intend to purchase all of the securities in the respective index, but rather will utilize a “sampling” methodology under which a quantitative analysis is used to select securities that represent a sample of securities in the benchmark index that have a similar investment profile as the entire index in terms of key risk factors, performance attributes and other characteristics. This is a common methodology used for fixed income-oriented index funds, as fixed income indexes are more difficult to replicate. In contrast, the PD Large-Cap Growth Index Portfolio, PD Large-Cap Value Index Portfolio, PD Small-Cap Growth Index Portfolio and PD Small-Cap Value Index Portfolio are equity-oriented index funds. Relative to fixed income indexing, equity index replication (particularly for domestic equities) generally results in a closer correlation to the holdings of the index. As such, index sampling risk is not disclosed as a principal risk for these portfolios.

(f)	Principal Risks: For all portfolios, please confirm supplementally that the principal risks for each portfolio tie to the principal investment strategies of each portfolio.

Response: So confirmed.
6.	Comment: American Funds Growth Portfolio, American Funds Growth-Income Portfolio, American Funds Asset Allocation Portfolio: Please revise footnote 2 to each fee table to note that the management fee of the master fund is not included in the waiver referenced in that footnote.
Response: The Registrant believes that the current disclosure in the footnote clearly distinguishes the management fee of PLFA, the investment adviser to each portfolio, from the management fee of the manager of the respective master portfolio as follows: “The investment adviser of this portfolio has contractually agreed to waive a portion of its advisory fee so that its advisory fee does not exceed an annual rate of 0.41%, through April 30, 2013.” (emphasis added)
7.	Comment: Floating Rate Income Portfolio: Principal Investment Strategies: Please clarify whether the portfolio will invest in non-U.S.-dollar denominated foreign instruments. If so, please include a version of currency risk.
Response: The portfolio will not invest in non-U.S.-dollar-denominated foreign instruments as a principal investment strategy.

8.	Comment: Floating Rate Income Portfolio: Principal Risks: Please explain supplementally why debt securities risk is only included for this portfolio. If the reason is because it invests in non-investment grade debt, please include this clarification in the risk disclosure. Further, please clarify the “below interest grade” reference to “below investment grade” in the principal investment strategies.
Response: Debt securities risk is a principal risk of other portfolios that invest in debt securities as a principal investment strategy. The Prospectus has been amended accordingly. In addition, the Prospectus has been amended to clarify the reference from “below interest grade” to “below investment grade.”
9.	Comment: Main Street® Core Portfolio: Principal Risks: Please confirm that small number of holdings risk is appropriate given that the third paragraph of the portfolio’s principal investment strategies states that “[t]he manager seeks to maintain a broadly diversified portfolio across all major economic sectors...”
Response: This risk is appropriate for the specified portfolio. The portfolio may seek to maintain a broadly diversified portfolio across all major economic sectors via a small number of holdings.
10.	Comment: Real Estate Portfolio: Portfolio Performance: Please include an appropriate broad-based securities market index pursuant to Item 4(b)(2)(iii) of Form N-1A. The current index disclosed is a sector index.
Response: While we believe that the portfolio’s current index is an appropriate broad-based securities market index, in light of your comment we have added the S&P 500 Index as the portfolio’s new required broad-based securities market index. The portfolio’s current index has been retained as an additional index pursuant to Instruction 2(b) to Item 4 of Form N-1A. An explanation will be included in accordance with Instruction 2(c) to Item 4(b)(2).
11.	Comment: Technology Portfolio: Portfolio Performance: Please note which secondary index is the new index and list the broad-based securities market index before the secondary indices.
Response: The Prospectus disclosure has been amended accordingly.
12.	Comment: Portfolio Optimization Portfolios and Pacific Dynamix Portfolios: Please explain supplementally whether the portfolios’ ability to operate as fund-of-funds is based on an exemptive order or alternatively, if they comply with the Investment Company Act of 1940 and the rules promulgated thereunder (“1940 Act”). If such authority is based on an exemptive order, please provide the release number. Otherwise, please explain how the portfolios comply with the 1940 Act.
Response: These portfolios operate as fund-of-funds in reliance on Section 12(d)(1)(G) of the 1940 Act. As such, these portfolios may invest in excess of the Section 12(d)(1)(A) limits of the 1940 Act in underlying funds that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as well as in other securities under the rules promulgated under Section 12(d)(1) of the 1940 Act. We note that the Registrant recently received an order of exemption (IC-29979), on which it may rely in the future.
13.	Comment: Underlying Portfolios of Portfolio Optimization Portfolios and Pacific Dynamix Portfolios: If any of the Underlying Portfolios operate as fund-of-funds, please supplementally explain the legal structure and the authority for its ability to so operate.
Response: Each Underlying Portfolio of the Portfolio Optimization Portfolios and Pacific Dynamix Portfolios is an “acquired company” within the same “group of investment companies” as those terms are used in Section 12(d)(1)(G), and operates in compliance with Section 12(d)(1) of the 1940 Act and the rules promulgated thereunder. We note that the Registrant recently received an order of exemption (IC-29979), on which it may rely in the future.
14.	Comment: Additional Information about Investments, Strategies and Risks: Allocation to Feeder Portfolios: Please explain supplementally the omission of the American Funds Asset Allocation Portfolio in this section.
Response: The Portfolio Optimization Portfolios and Pacific Dynamix Portfolios do not invest in the American Funds Asset Allocation Portfolio and therefore it is not included in this section.
15.	Comment: Additional Information about Fees and Expenses:
(a)	In the second paragraph for the Portfolio Optimization Portfolios on page 192 of the Prospectus, please include the expenses to which the adviser’s reimbursement applies, rather than excluding the expenses to which it does not apply.

Response: We believe that the existing disclosure is helpful to investors because, without it, expenses might otherwise be construed to fall under the “operating expenses” reimbursable by the adviser. In light of your comment, the Prospectus has been amended to disclose expense items to which the reimbursement applies.

(b)	Please also confirm whether this paragraph is repetitive of the paragraph on page 191 of the Prospectus for All Portfolios except the Pacific Dynamix Portfolios and their Underlying Portfolios and the Portfolio Optimization Portfolios.

Response: The two disclosures are not duplicative as one paragraph applies to the Portfolio Optimization Portfolios while the other paragraph applies to portfolios other than the Portfolio Optimization Portfolios. The Prospectus has been amended to clarify this distinction.
SAI Comments:
16.	Comment: Additional Investment Policies of the Portfolios: Please rewrite the fourth paragraph, which is comprised of one sentence, into more sentences.
Response: The SAI disclosure has been amended accordingly.
17.	Comment: Investment Restrictions: Please clarify whether the investment goal of the Inflation-Protected Portfolio is fundamental or non-fundamental.
Response: The investment goal of the Inflation-Protected Portfolio is non-fundamental. The SAI disclosure has been amended accordingly.
18.	Comment: Management Information:
(a)	Please include disclosure on “other directorships” in the trustees and officers tables pursuant to Item 17(a)(1) of Form N-1A.

Response: Other directorships held by the trustees and officers of the Registrant, including past directorships, are currently disclosed in the third column of the table.

(b)	Please explain supplementally why the information required by Item 17(b)(5)(i) of Form N-1A relating to the independent trustees’ ownership of an investment adviser or principal underwriter of the Registrant is not disclosed in the SAI. If it is applicable, please include such disclosure.

Response: The independent trustees currently do not own and are prohibited from investing in shares of the Adviser, each Sub-adviser and the principal underwriter (and any control persons of the foregoing).
19.	Comment: Compensation: Advisory Fee Table: Please delete or revise certain footnotes to the table that describe fee waivers that are in effect for less than a year from the date of the registration statement.
Response: The SAI disclosure has been amended accordingly.
20.	Comment: Portfolio Management Firms: Please disclose the Floating Rate Income Portfolio as a portfolio managed by Pacific Asset Management, as the Prospectus discloses Pacific Asset Management as the portfolio manager to this portfolio.
Response: The SAI disclosure has been amended accordingly.
21.	Comment: Disclosure of Portfolio Holdings: If there are currently any ongoing arrangements to provide portfolio holdings earlier than such holdings are made public, please include disclosure pursuant to Item 16(f)(2) of Form N-1A.
Response: The SAI disclosure has been amended accordingly.
Part C Comments:
22.	Comment: Except where permitted under Rule 483(d)(ii) of the Securities Act of 1933, please file actual (not “form of”) addendums to the investment advisory agreement, distribution agreement, service plan and multi-class plan.
Response: The executed addendums will be filed as part of the definitive filing of this registration statement. Pursuant to our conversation with you, we understand that we do not have to file “form of” agreements for registration statements that are not effective.
If you have any questions or further comments regarding this matter please contact me at 949-219-3202.
Sincerely,
/s/ Audrey L. Cheng
Audrey L. Cheng

cc:	Laurene MacElwee, Pacific Life Fund Advisors LLC Anthony Zacharski, Esq., Dechert LLP Rachael Schwartz, Esq., Paul Hastings LLP